FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces Second Quarter 2005 Results

Second consecutive quarter of profit and increase in cash position.

Issy-les-Moulineaux, France – July 26, 2005 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist compartment C: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its second quarter ended June 30, 2005.

Ron Black, chief executive officer commented “We are pleased to report our second consecutive quarter of profitability, ahead of our previously-stated expectations,” he continued “we are also proud of the recent announcements, particularly the introduction of our newest operating system, and the customer wins over the past several months.  The combination of our improved financial performance, new design wins, and new products indicates that we are building momentum. We continue to be optimistic about the long-term growth opportunities for Wavecom and the industrial wireless communication sector.”

Second Quarter 2005 Financial Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  Condensed consolidated financial tables are provided at the end of this release.

Revenues:  Second quarter 2005 revenues were €30.7 million, which is a decline of 20% from the previous quarter.  This decrease in revenue was related to one significant customer who continues to have technical difficulties unrelated to Wavecom, as well as no further revenue from software and technology licensing, which was a new revenue source last quarter and something that management explained would be irregular for some time. Revenues for vertical applications were €26.6 million, or 87% of total, while that from handsets was €4.1 million or 13%.  Excluding the customer issue and licensing, revenues increased marginally quarter over quarter.

Sales by region were as follows:  EMEA (Europe, Middle-east and Africa):  57%, APAC (Asia-Pacific):  32% and The Americas:  11%.

The customer portfolio remained balanced with no single customer representing more than 11% of total revenues in the second quarter. The top ten customers combined represented 62% of revenues as compared to 65% in the previous quarter.

Backlog:  Backlog as of June 30, 2005 stood at €30.8 million, compared to €29.9 million at the end of the previous quarter, and was made up of 77% vertical applications, compared to 78% at March 31, 2005.  As noted previously by management, backlog is not necessarily predictive of revenue in the quarter as we have significantly reduced our manufacturing cycle time and can, therefore, deliver product much more quickly than in the past.  As such, customers continue to place orders later in the quarter so that we now see more “turns” business, meaning orders are placed and fulfilled within the quarter.

Gross Margin:  Total gross margin was 47% compared to 45% in the previous quarter.  The gross margin once again exceeded our previously estimated range of 33% to 35%.  This continued improvement in gross margin is the result of the Company refining its product management process, eliminating low-margin products from the portfolio, improving manufacturing yields on a specific product, and the sale of some previously-considered obsolete products.

Operating Expenses:  Total operating expenses for the second quarter 2005 were €12.7 million, compared to €15.5 million in the first quarter 2005, down 18% compared to the first quarter 2005, which mainly reflects completion of the final phase of the 2004 restructuring plan.  There were no restructuring costs in the quarter, and in fact there was a reversal of restructuring costs of €711 thousand, which was related to the timing of the departures of some employees in the restructuring plan.  Operating expenses for R&D, Sales and Marketing and G&A remained flat as compared to the first quarter of 2005.

Profit:  Operating profit for the second quarter was €1.6 million compared to €1.8 million of operating profit in the first quarter.  Net profit for the second quarter was €3.8 million, or €0.25 per share, up 23% as compared to €3.1 million, or €0.20 per share, in the first quarter 2005.  Wavecom recorded a net foreign exchange gain of €2.0 million for the second quarter 2005 compared to €1.4 million in previous quarter.

Cash: Wavecom’s cash position was €57.4 million at June 30, 2005, increasing from €54.4 million at March 31, 2005.  This increase was a result of continued excellent performance on inventory reduction and accounts receivable.

Business news:

•

Introduction of operating system O.S. 6.55 with download-over-the-air capabilities for updating both the operating system and application software, as well as Bluetooth functionality;

•

Download over-the-air was successfully demonstrated by DTC fleet management in Thailand using Wavecom Open AT™ software;

•

Internet plug-in (TCP/IP) was made a standard feature on all Wavecom solutions;

•

Wavecom was chosen by Iskraemeco for their automatic electricity meter reading devices;

•

Chinese software developers at the Petroleum University of China chose Wavecom Open AT™ software for developing their solutions;

•

Guidepoint announced use of Wavecom solutions in its anti-theft device;

•

Delta Mobile was chosen as the first North American-based, Wavecom-certified design house.

Outlook:

With the stable backlog, increasing “turns” business within the quarter, and new designs beginning to ramp at customers, we remain cautiously optimistic that revenue will grow in the second half.  However, as the third quarter is traditionally slow in Europe, revenue this quarter will likely be flat to a modest increase, while we expect fourth quarter top-line growth to be stronger.  We expect the gross margin for the second half of 2005 to exceed 35% of revenues, continuing to be above the model range of 33% to 35%.  With virtually all restructuring-related expenses now accounted for, the steady-state total operating expenses should be on the order of €13.5 million to €14.0 million, although there may be periodic one-time expenses for product qualifications of up to €1 million.

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on its second quarter 2005 results, followed by a presentation to the financial community in Paris at 5:30 pm.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its third quarter 2005 results on October 27, 2005 at 7:00 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

About Wavecom

Wavecom is a leading worldwide leader in pre-packaged wireless communication solutions for automotive, industrial and mobile professional applications. Wavecom's solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) in the U.S.

www.wavecom.com

For further information please contact:

Lisa Ann Sanders

John D. Lovallo

Director, Communications and

Lovallo Communications Group, LLC

Investor Relations

Tel:  + 1 203-431-0587

Tel. +33 1 46 29 41 81

johnlovalloirpr@aol.com

lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives.  The company's business is subject to numerous risks and uncertainties, including whether it will be commercially successful in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth.  Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results.  As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

-- Financial Table Follow –

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Three months ended
	June 30,	March 31,	June 30,
	2004	2005	2005
	Euro	Euro	Euro
Revenues :
Product sales	38 559	34 868	30 306
Technology development and other services	395	110	420
Licensing revenue	-	3 391	-
	38 954	38 369	30 726
Cost of revenues :
Cost of goods sold	26 956	21 037	16 050
Cost of services and licensing	2 221	60	334
	29 177	21 097	16 384
Gross profit	9 777	17 272	14 342
Operating expenses :
Research and development	14 352	5 869	6 034
Sales and marketing	4 274	3 048	2 910
General and administrative	11 739	4 514	4 513
Impairment of intangible assets	1 768	-	-
Restructuring costs	5 170	2 086	(711)
Total operating expenses	37 303	15 517	12 746
Operating income (loss)	(27 526)	1 755	1 596
Gain on sales of long-term investments	1 166	-	-
Interest income and other financial income, net	696	254	235
Foreign exchange gain, net	218	1 447	1 981
Total financial income	2 080	1 701	2 216
Gain (loss) before minority interests and income taxes	(25 446)	3 456	3 812
Minority interests	-	-	-
Gain (loss) before income taxes	(25 446)	3 456	3 812
Income tax expense (benefit)	(145)	378	21
Net income (loss)	(25 301)	3 078	3 791
Basic net gain (loss) per share	(1.65)	0.20	0.25
Diluted net gain (loss) per share	(1.65)	0.20	0.24
Number of shares used for computing :
- basic net income (loss) per share	15 342 435	15 349 945	15 349 945
- diluted net income (loss) per share	15 342 435	15 412 776	15 491 724

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Six months ended June 30,
	2004	2005
	Euro	Euro
Revenues :
Product sales	76 857	65 174
Technology development and other services	832	530
Licensing revenue	-	3 391
	77 689	69 095
Cost of revenues :
Cost of goods sold	57 051	37 087
Cost of services and licensing	3 665	394
	60 716	37 481
Gross profit	16 973	31 614
Operating expenses :
Research and development	28 454	11 903
Sales and marketing	7 613	5 958
General and administrative	18 057	9 027
Impairment of intangible assets	1 768	-
Restructuring costs	6 249	1 375
Total operating expenses	62 141	28 263
Operating income (loss)	(45 168)	3 351
Gain on sales of long-term investments	1 166	-
Interest income and other financial income, net	1 175	489
Foreign exchange gain, net	2 457	3 428
Total financial income	4 798	3 917
Gain (loss) before minority interests and income taxes	(40 370)	7 268
Minority interests	-	-
Gain (loss) before income taxes	(40 370)	7 268
Income tax expense (benefit)	(263)	399
Net income (loss)	(40 107)	6 869
Basic net gain (loss) per share	(2.62)	0.45
Diluted net gain (loss) per share	(2.62)	0.44
Number of shares used for computing :
- basic net income (loss) per share	15 292 223	15 349 945
- diluted net income (loss) per share	15 292 223	15 446 100

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At June 30,
	2004	2005
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	53 318	57 403
Accounts receivable, net	22 864	22 304
Inventory, net	16 409	9 495
Value added tax recoverable	1 102	498
Prepaid expenses and other current assets	5 481	4 132
Total current assets	99 174	93 832
Other assets :
Other intangible and tangible assets, net	12 617	7 830
Long-term investments	9 017	3 596
Other assets	5 295	4 291
Research tax credit	1 486	1 517
Deferred tax assets	9 617	9 617
Total assets	137 206	120 683

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36 393	26 331
Accrued compensation	8 089	6 282
Other accrued expenses	32 217	22 758
Current portion of capitalized lease obligations	466	334
Deferred revenue and advances received from customers	820	642
Other liabilities	731	180
Total current liabilities	78 716	56 527

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	166
Other long-term liabilities	1 732	1 293
Total long-term liabilities	2 034	1 459

Minority interests	-	-

Shareholders' equity :
Shares, Euro 1 nominal value, 15,506,290 shares authorized, issued and outstanding at
June 30, 2005 (15,506,290 at December 31, 2004)	15 506	15 506
Additional paid-in capital	137 039	137 039
Treasury stock at cost (156,345 shares at June 30, 2005 and December 31, 2004)	(1 312)	(1 312)
Retained deficit	(93 344)	(86 475)
Accumulated other comprehensive loss	(1 433)	(2 061)
Total shareholders' equity	56 456	62 697
Total liabilities and shareholders' equity	137 206	120 683

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2004	2005

	Euro	Euro
Cash flows from operating activities :
Net income (loss)	(40 107)	6 869
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	7 300	4 171
Reversal of impairment of tangible assets	-	(236)
Loss on sales and retirement of tangible assets	48	1 117
Reversal of long term investment depreciation	(306)	-
Impairment of intangible assets	1 768	-
Amortization of deferred stock-based compensation	350	-
Net decrease in cash from working capital items	(16 364)	(13 401)
Net cash used by operating activities	(47 311)	(1 480)
Cash flows from investing activities :
Disposal of long term investments	442	5 421
Purchase of minority interest in Arguin	(1 768)	-
Purchases of intangible and tangible assets	(2 119)	(839)
Proceeds from sale of intangible and tangible assets	15	753
Net cash provided by (used in) investing activities	(3 430)	5 335
Cash flows from financing activities :
Principal payments on capital lease obligations	(466)	(260)
Proceeds from exercise of stock options and founders' warrants	712	-
Net cash provided by (used in) financing activities	246	(260)
Effect of exchange rate changes on cash and cash equivalents	(19)	490
Net increase (decrease) in cash and cash equivalents	(50 514)	4 085
Cash and cash equivalents, beginning of period	110 705	53 318
Cash and cash equivalents, end of period	60 191	57 403

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 26, 2005	By:	/s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer